M-notes

A  Principal  Protected,  Market  Neutral  Investment

                       World Class Financial Engineering

                                       +

                   Industry Leading Education and Marketing

                                       =

                          Innovative  SimplicitySM

M-NOTES

1.  M-NOTES: a principal protected, market neutral investment for investors

    0   We believe that Structured Products are playing an ever-growing role in generating returns, as well as in assisting investors with managing portfolio risk and volatility

    0   M-Notes are a fully principal protected(1), structured product that provides investors with 100% principal protection combined with the potential for positive returns in both 'bullish' and 'bearish' markets
        (i.e., market neutral)

    0   M-Notes may be structured to provide investors with exposure to a wide variety of assets including equity, equity indexes, commodities and commodity indexes

2.  DWS Investments + Deutsche Bank = Innovative Simplicitysm

    0   DWS Investments and Deutsche Bank combine world class asset management, structuring and risk management expertise in a coordinated manner

    0   DWS Investments, the US retail brand name of Deutsche Asset Management
        (DeAM), strives to deliver superior performance and innovative investment solutions

    0   Deutsche Bank, 2008 Global Derivatives House of the Year(2), is a global leader in derivatives and structuring across all asset classes

3.  Structured Products are one of the fastest growing Investments in the US

    0   Financial professionals have identified Structured Products as an increasingly important investment tool(3)

    0   Investors increasingly look to Structured Products to meet specific stages of investor life cycles, as well as to provide innovative, solutions-oriented investments

1 Principal protected if held to maturity, subject to the credit of the issuer.

2 Derivatives Week, October 13, 2008.

3 Tomorrow's Product for Tomorrow's Client: Innovation imperatives in global asset management, Professor Amin Rajan, Barbara Martin and Janette Shaw,
Creative Limited 2006.

M-notes

STRUCTURED  Products

Structured Products are financially engineered, packaged investments comprised of multiple components, typically a performance component and a principal component. The definition of Structured Products is sufficiently broad to include many traditional investments as well as those typically associated with the term. Currently, the most popular Structured Products in the US are structured notes.

Structured Products, including structured notes, offer investors an innovative financial tool kit complementary to more traditional investments such as equities, bonds, commodities and currencies. They provide individual investors and their advisors broad flexibility to manage investment needs.

Structured notes may complement a well diversified portfolio by giving investors:

0   Access to asset classes that may be difficult or uneconomic to invest in directly

0   Features, such as leverage or principal protection, that investors often do not have the ability to replicate in a cost effective manner

0   Potential to optimize the risk/return profile of a given asset class through the use of financial engineering

0   Potential to decrease overall portfolio volatility ?? Greater flexibility to design an outcome-based investment portfolio Structured notes may be classified into three broad categories: Principal Protected, Yield
    Enhancement and Out-Performance:

0   Principal protected notes generally provide for full or substantially full principal protection at maturity, subject to the credit risk of the issuer

0   Yield enhancement notes typically give investors the opportunity to earn enhanced periodic, contingent coupon payments

0   Out-Performance notes generally provide for the potential to participate in enhanced returns, typically with limited or no principal protection and subject to an issuer call or other features such as a return cap

Financial advisors and individual investors may select structured notes that fit a specific investor's individual risk/return profile, create a more efficient portfolio and/or provide for a desired payout-be it greater current income, principal protection or enhanced exposure to a particular asset or assets.

m-notes

Structured notes, such as M-Notes, may be positioned along the risk/return continuum to provide investors with a specific risk/return profile for a given underlying. M-Notes, a Principal Protected type of investment, have a risk/return profile similar to that of equity, but with full principal protection at maturity, subject to the credit of the issuer.

*Principal protected if held to maturity, subject to the credit of the issuer.

strategy

STRATEGY

As retail and institutional investors seek more intelligent asset allocation, high absolute returns, capital protection and decreased volatility, Structured
Products have been identified by financial professionals as an increasingly important investment tool to meet these complex demands.(1)

M-Notes are a principal protected investment that provide investors with full principal protection at maturity, subject to the credit of the issuer, and the potential to benefit from either positive or negative market movements.

M-Notes are short dated investments that do not pay coupons. Instead, M-Notes provide for a one time payment at maturity based upon the price performance of an underlying. If the underlying never closes above a pre-determined upper barrier or below a pre-determined lower barrier during the term of the note, the investor will receive the absolute value of the percentage price return of the underlying multiplied by a participation rate at maturity. The participation rate typically is 100%, but may be greater or lower.

M-Notes allow investors to receive a positive return, even if the value of the underlying has decreased- as long as the underlying has not closed above or below the applicable barrier during the term of the notes, investors will receive a positive return on M-Notes. Generally, the pre-determined barriers are between +/-15% to +/-30% of the level or price of the underlying on the trade date.

If either barrier is breached (i.e., the underlying closes above the upper barrier or below the lower barrier during the term of the notes), the investor will receive only their initial investment and, if applicable, any minimum return amount, at maturity (i.e., the M-Notes will not return any amount in excess of the original investment plus a minimum return amount, if any).

As a principal protected type of investment, M-Notes will not return less than the initial investment at maturity, subject to the credit of the issuer.

1 Tomorrow's Product for Tomorrow's Client: Innovation imperatives in global asset management, Professor Amin Rajan, Barbara Martin and Janette Shaw,
Creative Limited 2006.

strategy

Investment

M-Notes are SEC registered, corporate debt securities that have a fixed maturity date. Investors in M-Notes assume the issuer's credit risk and any payments due on the securities, including any return of principal at maturity, are subject to the credit of the issuer. M-Notes are not individually rated, but instead rely on the ratings of the issuer. Such ratings do not address or enhance the performance of the M-Notes other than with respect to the issuer's ability to pay any amount due at maturity.

Underlying

M-Notes may be structured to provide investors with exposure to a variety of assets or sectors. The underlying may consist of single or multiple stocks, indices or other assets. The underlying may provide exposure across varying asset classes, currencies, stock exchanges, geographic regions or industry sectors.

Benefits

0   Principal Protection provides a minimum return at maturity of 100% of invested principal, subject to the credit of the issuer

0   'Absolute Return' feature permits investors to potentially benefit from increases and decreases in the underlying over a pre-determined range (i.e., between the upper and lower barriers)

0   Principal Protection combined with 'Absolute Return' feature gives investors the potential to decrease overall portfolio volatility

0   Some M-Notes provide for payment of a minimum return amount at maturity in addition to the return of 100% of invested principal

Risks

0   Investors have credit exposure to the issuer for all amounts due on M-Notes

0   Investment in M-Notes does not receive or participate in dividends or other distributions on the underlying

0   Returns are only realized at maturity

0   M-Notes are subject to market conditions prior to maturity and consequently may trade at a discount in the secondary market

0   If either return barrier is breached, investors will receive at maturity only their original invested principal, unless the M-Note provides for a minimum return, and will not participate in any appreciation of the underlying

0   Notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments"

Components

M-Notes provide for a one-time payment at maturity based upon two components: a
Performance Component-which is determined by the absolute value of the percentage price return of the underlying and a Principal Component-which is the amount of principal returned to investors at maturity.

At maturity, investors will receive a return equal to the greater of:

a)  The Principal Component; subject to the minimum return, if any, plus the
    Performance Component or

b)  The Principal Component plus the minimum return, if any.

performance  component

PERFORMANCE  COMPONENT

The Performance Component tracks the performance of the underlying during the term of the M-Note as long as the underlying has not closed above or below the applicable barrier.

The Performance Component is equal to the absolute value of the percentage price return of the underlying multiplied by the participation rate so long as the underlying does not close above the upper barrier or below the lower barrier on any trading day during the term of the note.

If the Performance Component is equal to zero- that is, if the value of the underlying closes above the upper barrier or below the lower barrier on any trading day during the term of the note, the Performance Component will equal
0%. With M-Notes, the Performance Component cannot be negative (i.e., less than zero).

For example, if the upper barrier is +20%, the lower barrier is -20% and the underlying closed at +25% above the initial level of the underlying on any trading day during the term of the note (thus above the upper barrier)-the
Performance Component would be 0% regardless of the level of the underlying at maturity.

performance  component

If the Performance Component is positive- that is, if level of the underlying never closes above the upper barrier or below the lower barrier on any trading day during the term of the note, the Performance Component will equal the absolute value of the percentage price return of the underlying at maturity multiplied by the participation rate (which may be less than or greater than
100%). Some M-Notes also provide for the payment of a minimum return at maturity that will equal a percentage of the original principal amount (for example,
1.50%). For these M-Notes, the performance component will equal the greater of the absolute value of the percentage price return of the underlying multiplied by the participation rate and the minimum return.

For example if: (i) the upper barrier is +20%, and the lower barrier is -20%;
(ii) the underlying never closed above the upper barrier or below the lower barrier on any trading day during the term of the note; and (iii) the underlying closed at 15% below its initial value at maturity, the Performance Component will be the absolute value of the percentage price return of the underlying
(i.e., absolute value of -15% is 15%) multiplied by the participation rate.

In this example, even though the percentage price return of the underlying asset was negative, the Performance Component was positive.

Example: Calculation of Performance Component where underlying declines by less than lower barrier

  Upper Barrier                                   +20%
  Lower Barrier                                   -20%
  Starting Level                                  100%
  Ending Level                                     85%
  Participation
  Rate                                            100%
  Absolute Return =     Absolute value of     (Ending Level - Starting Level)
                                              ------------------------------
                                                      Starting Level

where the underlying never closed above the upper barrier or below to lower barrier on any trading day

  Absolute Return             = Absolute value of -15%
                                                =  15%
  Performance Component                         = +15%

                                                                               7

principal COMPONENT

Principal  Component

Subject to the credit of the issuer, the Principal Component provides investors with the return of their initial investment at maturity.

The Principal Component represents the minimum return to investors at maturity, which equals 100% of the original principal amount, subject to the credit of the issuer.

If the Performance Component is positive, the Principal Component will equal
100% of the original invested principal amount, subject to the issuer's credit.

If the Performance Component is zero (with M-Notes, the Performance Component can not be negative), the Principal component will equal 100% of the original principal amount, subject to the issuer's credit. For example, if, at maturity the underlying had decreased by 50%, the investor would receive only the
Principal Component (i.e., 100% of their original invested principal). Some
M-Notes also provide for the payment of a minimum return at maturity that will equal a percentage (for example 1.50%) of the original principal amount.

The Principal Component permits repayment of principal at maturity by, in effect, synthetically investing in a zero-coupon bond. On trade date, a $1,000 par value bond is, in effect, synthetically purchased at a discount to par. At maturity it is worth par, or 100% of the invested principal.

The difference between the value of this synthetic zero-coupon bond and the par value of the note is used to purchase the Performance Component, as well as to pay issuance and other expenses incurred in connection with an investment in
M-Notes.

principal COMPONENT

The chart below details the return profile of hypothetical M-Notes with a 100%
participation rate, a +22% upper barrier and a -22% lower barrier. The chart shows what the returns would be for these hypothetical M-Notes based upon the hypothetical performance of the underlying where the underlying never closes above the upper barrier or below the lower barrier on any trading day during the term of the M-Notes. If the underlying does close above the upper barrier or below to the lower barrier on any trading day during the term of the M-Notes, investors will receive at maturity only the return of their original invested principal. The hypothetical scenario is not reflective of the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the M-Notes. No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. This hypothetical scenario is neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from those shown.

HYPOTHETICAL return SCENARIOS AT MATURITY underlying VERSUS M-Notes PERFORMANCE

                                         Underlying

 M-Note return if Underlying does not     Out-performance    Underlying Return
 close above Upper Barrier or below
 Lower Barrier

payment  at  maturity

How is the Payment at Maturity Calculated on M-Notes?

At maturity holders of M-Notes will receive a one time payment based upon the price performance of the underlying. The return at maturity is equal to the
Performance- Component plus the Principal Component.

0   The return at maturity of an investment in M-Notes is equal to the
    Performance Component plus the Principal Component

0   If at maturity the closing price or level of the underlying was above the upper barrier or below the lower barrier on any trading day during the term of the note, investors will receive only the return of their original invested principal at maturity (i.e., the Principal Component), plus the minimum return, if any

0   If at maturity the underlying has never closed above the upper barrier or below the lower barrier on any trading day during the term of the note, investors will receive the Performance Component plus the Principal
    Component, where the Performance Component is equal to the absolute value of the percentage price return of the underlying multiplied by the participation rate, subject to a minimum return in some cases

Payment AT MATURITY

                                     Step 1

Determine if the closing price or level of the underlying was above the upper barrier or below the lower barrier on any trading day during the term of the note.

                                     Step 2

If the closing price of the underlying was:

(i) above the upper barrier or below the lower barrier on any trading day during the term of the note, the Performance Component will be equal to 0%; or

(ii) never above the upper barrier or below the lower barrier on any trading day during the term of the note, calculate the percentage price return of the underlying (see Step 3)

                                     Step 3

Determine the percentage price return of the underlying, which is equal to:

(Value of the underlying- on the determination date - Value of the underlying on the date the securities were priced)

                                       /

Value of the underlying on the date the securities were priced

                                     Step 4

Determine the Performance Component, which:

(i) if there is no minimum return, is equal to the absolute value of the percentage price return of the underlying (from Step 3) (i.e., the absolute value of -15% is 15%) times the participation; rate or

(ii) if there is a minimum return, is equal to the greater of (a) the absolute value price return of the underlying times the participation rate (From Step 3)
and (b) the minimum return

                                     Step 5

Determine the total dollar payment at maturity, which:

(i) if the closing price was above the upper barrier or below to lower barrier on any trading day during the term of the note, is equal to:

[(Principal Component + Minimum return, if any) x Denomination]; or

(ii) if the closing price was never above the upper barrier or below the lower barrier on any trading day during the term of the notes is equal to:

[(Principal Component + Performance Component) x Denomination]

                                        =

Total Dollar Payment at Maturity

HYPOTHETICAL  PERFORMANCE

HYPOTHETICAL  PERFORMANCE

As with any investment, M-Notes should be evaluated based upon many factors including, but not limited to, the potential return of the investment as well as both the risks and benefits of any such investment.

Certain benefits and risks of M-Notes will result in such an investment performing better in certain markets and worse in others.

In a bearish market, M-Notes will generally out-perform a direct investment in the underlying due to the principal protection at maturity and their ability to deliver market neutral returns.

In a bullish market, M-Notes may perform as well as or underperform a direct investment in the underlying.

The chart and table on the following page illustrate the potential benefits and risks of hypothetical M-Notes linked to an equity index with a maturity of 18 months, an upper barrier of +20%, lower barrier of -20% and a participation rate of 100%. The chart and table compare the performance of the hypothetical M-Notes to the performance of the underlying index over a hypothetical range of potential scenarios.

HYPOTHETICAL PERFORMANCE

This hypothetical example is for illustrative purposes only. Actual M-Notes offered may have different terms. The hypothetical scenario is not reflective of the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with M-Notes. No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. This hypothetical scenario is neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from those shown.


50
30
10
-10
-30
-50
Return %
17%
17%
45%
0%
-13%
13%
-25%
0%
Index
M-Note
Index
M-Note
Index
M-Note
Index
M-Note
SCENARIO 1
SCENARIO 2
SCENARIO 3
SCENARIO 4

HYPOTHETICAL M-NOTE				
Underlying Performance	Scenario 1	Scenario 2	Scenario 3	Scenario 4
Initial Level	1,000	1,000	1,000	1,000
Upper Barrier	+20%	+20%	+20%	+20%
Lower Barrier	−20%	−20%	−20%	−20%
Highest Closing Level During Term	1,160	**1,500**	1,150	1,180
% Increase at Highest Level	16%	**50%**	15%	18%
Lowest Closing Level During Term	970	890	850	**700**
% Decrease at Lowest Level	−3%	−11%	−15%	**−30%**
Final Closing Level	1,170	1,450	870	750
Index Return at Maturity	17%	45%	-13%	−25%
Barrier Breached?	No	**Yes, Upper Barrier Breached**	No	**Yes, Lower Barrier Breached**
Performance Component	17%	0%	13%	0%
Principal Component	100%	100%	100%	100%
M-Note Redemption at maturity (%)	117%	100%	113%	100%
Payment at Maturity*	$1,170	$1,000	$1,130	$1,000
Better Performing?	Identical	Index	M-Notes	M-Notes

* Per $1,000 Note principal amount.

one  story:  dws  Investments

DWS  Investments  and  DEUTSCHE  BANK

DWS Investments is the US retail brand name of Deutsche Asset Management
(DeAM)-the global asset management division of Deutsche Bank with more than $816 billion in assets under management globally (as of December 31, 2007). DWS
Investments traces its roots as a respected US asset manager back to 1919.

With a strong commitment to superior performance, innovation and leadership in intellectual capital, DWS Investments offers a comprehensive and diverse family of products available through financial intermediaries, retirement plans and wrap programs. Through DWS Investments, investors can tap into DeAM's far-
reaching global research organization of more than 750 investment professionals
(as of December 31, 2007), who manage equity, fixed-income, balanced, cash, real estate and hedge fund investments around the world.

Deutsche Bank is a leading global investment bank with a strong and profitable private clients franchise. A leader in Germany and Europe, the bank is continuously growing in North America, Asia and key emerging markets. With
$2.027 trillion in assets and 78,291 employees in 76 countries, Deutsche Bank offers innovative financial services throughout the world. The bank competes to be the leading global provider of financial solutions for demanding clients by creating exceptional value for its shareholders and people.

The partnership between DWS Investments and Deutsche Bank's Global Markets gives financial professionals and investors access to world class asset management, structuring and risk management capabilities in a coordinated manner.

                                 Dws Investments

                                        +

                                  Deutsche Bank

                                        =

                            Innovative Simplicitysm

Selected  risk  considerations

Market risk-The return on the M-Notes at maturity, if any, is linked to the performance of the Underlying and will depend on, among other things, whether the closing price or level ever exceeds the upper barrier or falls below the lower barrier.

M-Notes may not pay more than the principal amount. You may receive a lower payment at maturity than you would have received if you had invested in the underlying. If the M-Notes performance component is zero, unless the M-Notes provide for a minimum return, you will receive only your principal amount at maturity, subject to the credit of the issuer.

Certain built-in costs are likely to adversely affect the value of the M-Notes prior to maturity-Certain built-in costs, such as the agent's commission and the
Issuer's estimated cost of hedging, are likely to adversely affect the value of the M-Notes prior to maturity. You should be willing and able to hold your
M-Notes to maturity.

No interest or dividend payments or voting rights. You will not receive interest payments on the M-Notes or have voting rights or rights to receive cash dividends or other distributions on the M-Notes or the Underlying.

Lack of liquidity-There may be little or no secondary market for the M-Notes.
The M-Notes will not be listed on any securities exchange.

The issuer's research, opinions or recommendations could affect the level of the index or the market value of the M-Notes-The Issuer and its affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the M-Notes, which could affect the level or price of the Underlying or the value of the M-Notes.

Potential conflicts-Because the Issuer and its affiliates play a variety of roles in connection with the issuance of the M-Notes, including acting as calculation agent and hedging its obligations under the M-Notes, the economic interests of the calculation agent and other affiliates of the Issuer are potentially adverse to your interests as an investor in the M-Notes.

Many economic and market factors will affect the value of the M-Notes-In addition to the level of the Underlying on any day, the value of the M-Notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

Additional Considerations-Other risks may apply to a particular M-Note. You should read the risk factors in the offering docment for a particular M-Note prior to making any investment.

                                    GRAPHIC

Deutsche Bank AG has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission, or SEC, relating to the M-Notes. Before you invest, you should read the prospectus in that registration statement and the other documents relating to the M-Notes being offered that Deutsche Bank AG files with the SEC for more complete information about Deutsche Bank AG and the M-Notes offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in an M-Notes offering will arrange to send you the prospectus, prospectus supplement and any applicable term sheet if you so request by calling toll-free 1-800-311-4409.

In connection with a particular offering of M-Notes, you may revoke your offer to purchase the M-Notes at any time prior to the time at which the Issuer accepts such offer by notifying the applicable agent. The Issuer reserves the right to change the terms of, or reject any offer to purchase, the M-Notes prior to their issuance. The Issuer will, via the applicable agent, notify you in the event of any changes to the terms of the M-Notes, and you will be asked to accept such changes in connection with your purchase of any M-Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the M-Notes.

ISSUER FREE WRITING PROSPECTUS
File Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: January 9, 2009

NOT FDIC/NCUA INSURED OR GUARANTEED
MAY LOSE VALUE NO BANK GUARANTEE
NOT A DEPOSIT NOT INSURED BY ANY
FEDERAL GOVERNMENT AGENCY

DWS Investments is part of Deutsche Bank's Asset Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company.

DWS Investments Distributors, Inc.
222 South Riverside Plaza, Chicago, IL 60606-5808
rep@dws.com Tel (800) 621-1148

DWS Structured Products
dws-sp@db.com Tel (866) 637-9185
www.dws-sp.com

RESHAPING INVESTING.

DWS INVESTMENTS
Deutsche Bank Group

© 2009 DWS Investments Distributors, Inc. All rights reserved. R-5628-1 (01/09) STRUCT-NOTE-600